Ballard Power Systems Inc.

News Release

Ballard Closes Technology Solutions Transaction With Volkswagen Group
US$40M paid to Ballard at closing

For Immediate Release – February 23, 2015

Vancouver, Canada – Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that the Company has successfully closed the Technology Solutions transaction previously announced on February 11th with Volkswagen Group (Volkswagen AG, www.volkswagenag.com and Audi AG, www.audi.com) for an aggregate amount of approximately US$80 million for the transfer of certain automotive-related fuel cell intellectual property (IP) and two-year extension of an engineering services contract through March 2019.

At closing Ballard received an initial payment of US$40 million, of which 25% will be paid to United Technologies Corporation (UTC) as a royalty payment pursuant to the agreement with UTC announced on April 24, 2014. The Company expects to receive the remaining US$10 million, which will be subject to a 9% payment to UTC, no later than Q1 2016. Revenue under the extension to the Technology Solutions engineering services contract will be recognized when services are provided in 2017-19.

Further information regarding this transaction will be provided during Ballard’s upcoming “2014 Results & 2015 Outlook” conference call, scheduled for 1:00 p.m. EST (10:00 a.m. PST) on Thursday, February 26, 2015.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated revenues. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com